Exhibit 10.1

Corporate Headquarters
Intel Corporation
2200 Mission College Blvd
Santa Clara, CA, 95054-1549
(408) 765-8080

June 18, 2021

Dear Sandra:
Congratulations! On behalf of Intel Corporation, I am pleased to offer you the position of Executive Vice President and General Manager, Datacenter and AI, reporting to the Chief Executive Officer. It is expected that the effective date for your new position will be July 6, 2021 (“Effective Date”). The role will be based in Santa Clara, California.

Base Salary. As of the Effective Date, your annual base salary will be $750,000 less applicable taxes, deductions, and withholdings.

Annual Performance Bonus (APB): You remain eligible for an Annual Performance Bonus (APB). Your APB Payout Goal is $1,237,500. Payouts under the APB are subject to eligibility and other program conditions, as well as the company’s performance to its financial and operational goals.

Quarterly Profit Bonus. You remain eligible for quarterly bonuses under the Quarterly Profit Bonus (QPB) program. These bonuses are determined based on Intel’s quarterly profitability, subject to the terms of the QPB program. Subject to local law, to earn and receive a QPB, you must be employed on the Intel payroll before the cutoff date for each three-month bonus period and have received eligible earnings before the cutoff date.

Target Cash Compensation. Your target annual cash compensation is $2,057,250; this is composed of your base salary and an estimated APB payout. Your base salary and APB Payout Goal will be reviewed annually as part of our performance review process.

Promotion Cash Award. You will receive a promotion cash award of $1,000,000 (“Award”), less applicable taxes, deductions, and withholdings, which will be payable to you within ten (10) days prior to the Effective Date. The Award is conditioned upon your continued employment with Intel for a period of two (2) years following the payment date of the Award, and will be subject to recoupment if your employment with Intel terminates prior to that date. As such, you agree that if you voluntarily leave Intel for any reason or Intel terminates your employment for Cause (as defined below), in each case, within two (2) years following the payment date of the Award, you shall repay to Intel, on the date of your employment termination, the gross amount of the Award on a pro-rated basis based on the number of days remaining in such two year period as of the date your employment terminates, by writing a check to Intel for such amount or otherwise entering into a repayment arrangement satisfactory to Intel. In addition, subject to applicable law, Intel may recover the cash payment that is required to be repaid by (1) reducing the amount that would otherwise be payable to you under any compensatory plan, program or arrangement maintained by Intel, (2) reducing any severance benefits that would otherwise be payable or provided to you under any plan, program, or arrangement maintained or entered into by Intel (including under any employment or severance agreement), or (3) by any combination of the foregoing.

For purposes of this letter, “Cause” means (1) commission of an act of material fraud or dishonesty against Intel; (2) intentional refusal or willful failure to carry out the reasonable instructions of the Chief Executive Officer, Intel’s Board of Directors, or any of their designee(s); (3) conviction of, guilty plea, or “no contest” plea to a felony or to a misdemeanor involving moral turpitude; (4) gross misconduct in connection with the performance of your duties; (5) improper disclosure of confidential information or violation of Intel’s Code of Conduct or other Intel policy or employment guidelines; (6) breach or any misrepresentation under, any intellectual property, invention assignment, confidentiality, or proprietary information agreement to which Intel is a party; (7) failure to cooperate with Intel in any investigation or formal proceeding or being found liable in a Securities and Exchange Commission enforcement action or otherwise being disqualified from serving in your position with Intel; or (8) breach of duty of loyalty to Intel. Prior to termination for Cause, Intel shall provide 30 days prior written notice to you of the grounds for Cause.

Comprehensive Benefits. You will continue to be eligible for our medical, dental, vision, short-term and long-term disability, and life insurance programs, as well as the Employee Stock Purchase Plan, 401(k) Plan, and deferred compensation plan.

You remain eligible for 4 weeks of vacation and 10 company holidays each year, as well as our fully-paid sabbaticals. Each of these benefits is subject to the terms and conditions of the benefit program and plans.

Insights. You will continue to participate in Insights, Intel’s performance management system. With Insights, you will continue to have conversations and receive feedback from your manager three times a year (April, July & November) on our three performance anchors: Results (what you deliver to drive employee and company growth), Culture (how you deliver to drive employee and company growth) and Learning (how you demonstrate continuous learning and innovation). In January of each year, your manager will Reward your performance based on expectations and feedback.

Outside Activities During Employment. During your employment, you shall devote your full business efforts and time to Intel. This obligation, however, shall not preclude you from engaging in appropriate civic, charitable or religious activities, as long as they do not materially interfere with your job. Any outside activities, including serving on a Board of Directors, must be in compliance with Intel’s Code of Conduct and subject to applicable approvals and policies.

Company Policies/Protection of Intellectual Property. Your employment remains subject to the Employment Agreement you signed, which outlines your obligations as an employee, including among others your obligation to protect Intel’s intellectual property (as well as confidential information of your prior employers and other third parties). You will be expected to abide by the Company’s policies and procedures, including without limitation Intel’s Employment Guidelines and Code of Conduct.

At-Will Employment. Your employment with Intel remains “at will,” which means that both Intel and you have the right to end your employment at any time, with or without advance notice, and with or without cause. The at-will nature of your employment may not be modified or amended except by written agreement signed by Intel’s Chief Executive Officer and you.

Counterparts. This offer letter may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Entire Agreement. This offer letter including the referenced documents forms the entire agreement between you and Intel and replaces all prior communications on matters related to employment at Intel.

Sincerely,

/s/ Patrick Gelsinger
Patrick Gelsinger
Chief Executive Officer

Accepted and Agreed:

/s/ Sandra Rivera 6/21/2021
Sandra Rivera Date